August 6, 2010

Mr. Larry L. Greene
Senior Counsel
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gottex Multi-Alternatives Master Fund
File No. 811-22416
Gottex Multi-Asset Endowment Master Fund
File No. 811-22415
Gottex Multi-Alternatives Fund -- Class I
File Nos. 333-166621, 811-22411
Gottex Multi-Alternatives Fund -- Class II
File Nos. 333-166620, 811-22414
Gottex Multi-Asset Endowment Fund -- Class I
File Nos. 333-166619, 811-22413
Gottex Multi-Asset Endowment Fund -- Class II
File Nos. 333-166618, 811-22412
(each a "Fund" and together, the "Funds")

Dear Mr. Greene:

On behalf of each of the aforementioned Funds, we are hereby filing this letter in connection with our telephone conversation on August 3, 2010 (the "Conversation"), in which you provided additional comments to our July 16, 2010 response to your letter dated June 24, 2010, in which you commented on the respective registration statements (each, a "Registration Statement") filed by the Funds on Form N-2 under the Investment Company Act of 1940 ("1940 Act"), and with respect to Gottex Multi-Alternatives Fund -- Class I ("Multi Alternatives I"), Gottex Multi-Alternatives Fund -- Class II ("Multi Alternatives II"), Gottex Multi-Asset Endowment Fund -- Class I ("Multi Endowment I") and Gottex Multi-Asset Endowment Fund -- Class II ("Multi Endowment II" and, collectively with Multi Alternatives I, Multi Alternatives II and Multi Endowment I, the "Feeder Funds," and each a "Feeder Fund"), under the Securities Act of 1933 ("Securities Act") as well.

Below, we describe the changes we have proposed to the Registration Statements in connection our Conversation.  Appendix A contains the revised disclosure from the Registration Statement cover page and prospectus (the "Prospectus") addressing your comments with respect to the Funds.

For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response.   As was the case with your comments, except where otherwise specifically noted, a response on a comment that is substantially similar with respect to one or more other Funds is deemed to be made with respect to such other Funds as well, to the extent applicable.  For example, responses to comments regarding rules promulgated under the Securities Act only apply to the Feeder Funds.

Capitalized terms used but not defined in this letter have the same meanings given in the Registration Statements.

General

1.           Please clarify that the Macro Market Asset Allocation Overlay is only a portion of the investments managed by the Adviser.  Please clarify whether the Macro Market Asset Allocation Overlay is intended to be used for speculative or hedging purposes, or both.

The requested disclosure has been added.  In addition, a cross reference to the Macro Market Asset Allocation Overlay risk factor has been included.

Facing Page

2.           Since the Fund is relying on Rule 415(a)(1)(ix), how does the Fund intend to comply with Rule 415(a)(2)?

The Fund intends to register the number of shares expected to be sold within the two years following the initial offering, based on the reasonable estimates of its marketing personnel.

3.           Add disclosure to the facing page to indicate that the board and principal officers of the Master has executed the registration statements of the Feeders.

As discussed during the Conversation, currently one signatory serves as the sole member of the Fund's Board of Trustees, as well as the sole officer.  The final pre-effective filing will include a clear indication that each member of the Master Fund's Board of Trustees and each principal officer of the Master Fund has executed the respective registration statements of the Feeders.

Prospectus Cover

4.           Add further disclosure to the cover specifically stating that the Funds are separate entities and not series or classes of a single fund.

The requested disclosure has been added.

Prospectus

5.           Revise the second-to-last paragraph of the discussion captioned "Prospectus Summary – Incentive Fee" to note that there is no penalty or deduction if the Fund under performs.

The requested disclosure has been added.

6.           Confirm that the Fund will sticker or otherwise supplement the Prospectus to disclose the effect of any extraordinary expenses, or any expenses incurred other than in the ordinary course, that would materially affect the Fund's fee table.

The Fund undertakes to sticker or supplement the Prospectus if it determines that there is a material amount of extraordinary expenses or expenses that are incurred other than in the ordinary course which would materially impact the Fund's fee table disclosure.

7.           In response to our initial comment regarding the conflicting disclosure in the first and second paragraphs under the caption "Description of Shares," which stated the following, respectively: "Each share . . .  will be fully paid and non-assessable, except that the Trustees shall have the power to cause shareholders to pay expenses of the Fund by setting off charges  . . ." and "Shareholders do not have preemptive, subscription or conversion rights, and are not liable for further calls or assessments,"  you added disclosure stating that the Trustees have the power, prior to making dividend distributions of Shares to the shareholder, to pay expenses of the Fund and, as such, shareholders are not liable for further calls or assessments with respect to the Shares they currently hold or receive pursuant to a dividend.  We would still request that you explain how the Fund will comply with the Securities Act when an assessment is made, i.e., will the assessment be registered under the Securities Act and if not what exemption applies, and the method to be used to account for an assessment.  Further, explain whether in the event of an assessment resulting in an overstatement of the Fund's net asset value and overpayment of the advisers, the advisers will refund such overpayment.

We have removed the conflicting language exception from the Prospectus.  Specifically, the disclosure no longer states "…except that the Trustees shall have the power to cause shareholders to pay expenses of the Fund by setting off charges…"

8.           Appendix B – Gottex Performance Information appears at the end of the Prospectus of Multi Endowment I.    Please expressly state that the Other Vehicles comprise all private investment funds and other accounts managed by the Adviser using substantially similar objectives, strategies and policies,

The requested disclosure has been added.

              *        *          *          *          *          *          *          *          *          *          *

We believe that the foregoing responses, together with changes being made in the Registration Statement, are fully responsive to all of the Staff's comments.

Please call the undersigned at (212) 756-2131 with any questions or comments.

Sincerely yours,

George M. Silfen

APPENDIX A

●	In response to comment 1:

The "Macro Market Asset Allocation Overlay" is a portion of the portfolio of investments managed by the Adviser.  The substantial majority of the Portfolio (other than the Macro Market Asset Allocation Overlay) is invested to achieve a diversified exposure to Asset Classes and markets, generally with a longer-term investment horizon (currently expected to approximate two to three years).  The Macro Market Asset Allocation Overlay component is designed to supplement the other investments in the Portfolio through investment in shorter-term tactical opportunities (defined currently as having expected investment horizons approximating three to nine months) identified by the Adviser.  The Macro Market Asset Allocation Overlay seeks to enhance the Portfolio's risk/return profile through adding opportunities for realizing short-term returns (primarily through capital appreciation, and potentially, to a much lesser extent, income), and providing enhanced portfolio diversification.  The Adviser has complete discretion in determining whether, and to what extent, to engage in this tactical strategy.  Investments in the Macro Market Asset Allocation Overlay generally may include long and short positions in exchange-traded funds, index and enhanced-index funds, futures, forward contracts, options (including options on futures), swaps, contracts for differences, over-the-counter derivatives, structured notes, other hybrid securities or financial instruments, or traditional equity and debt investments.  Trading in these instruments is designed to provide increased or reduced exposures to markets, currencies, interest rates, physical commodities, industry or market sectors and/or global economic or financial conditions.  Accordingly, the Macro Market Asset Allocation Overlay may be used for speculative or hedging purposes.  (See "Principal Risk Factors --- Macro Market Asset Allocation Overlay.")

●	In response to comment 4:

The Feeder Funds are separate closed-end funds and are not series or classes of a single fund.

●	In response to comment 5:

The Incentive Fee may create an incentive for the Adviser to cause the Fund to make investments that are riskier or more speculative than those that might have been made in the absence of the Incentive Fee.  In addition, the application of the Incentive Fee may not correspond to a particular shareholder's experience in the Fund because aggregate cumulative appreciation is calculated on an overall basis allocated equally to each Share.  The Incentive Fee is accrued monthly as a liability of the Fund and so reduces the net asset value of all Shares.  To the extent there is aggregate cumulative appreciation with respect to the Fund and such appreciation exceeds the Hurdle, then notwithstanding the fact that the Fund's investment performance may have underperformed relative to other market benchmarks, there will be no reduction in the Incentive Fee or other penalty in connection with such relative underperformance.

●	In response to comment 7, the paragraph now reads as follows:

The Fund is a statutory trust organized under the laws of Delaware. The Fund is authorized to issue an unlimited number shares of beneficial interest, $0.001 par value. The Board is authorized to increase or decrease the number of shares issued. Each share has one vote and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable

●	In response to comment 8:

The investment adviser of Gottex Multi-Asset Endowment Fund -- Class I, Gottex Multi-Asset Endowment Fund -- Class II and Gottex Multi-Asset Endowment Master Fund (collectively, the "Funds" and each, the "Fund"), Gottex Fund Management Ltd., a Delaware corporation, (the "Adviser"), and its personnel, including Dr. William Landes, the Fund's portfolio manager, employ an investment program for the Fund that is substantially the same as the investment program that Dr. Landes and such personnel of the Adviser and its affiliates employ in managing two privately-offered investment vehicles (the "Other Vehicles") that are exempt from registration as investment companies under the Investment Company Act of 1940.  The Other Vehicles have substantially identical investment programs to the Fund (and there are no other investment vehicles or accounts managed by the Adviser that have substantially similar objectives, strategies and policies).  One Other Vehicle was established for U.S. taxable investors and the other was established for non-U.S. investors.  The personnel of the Adviser who are responsible for managing the investment portfolio of the Fund, including Dr. Landes, manage the Other Vehicles.  The investment manager of the Other Vehicles is Gottex Fund Management Sarl, which is the parent of the Adviser.